Exhibit 99.1

(Subject to Completion, Dated November 23, 2016)

Diversified Restaurant Holdings, Inc.

27680 Franklin Road

Southfield, MI 48034

Dear Diversified Restaurant Holdings Stockholder:

On August 4, 2016, Diversified Restaurant Holdings, Inc. (“DRH”) announced the strategic repositioning of DRH through the spinoff of Bagger Dave’s Burger Tavern, Inc. (“Bagger”) from its Buffalo Wild Wing business (the “Separation”), which is expected to become effective on December 25, 2016. On the effective date of the Separation, Bagger, a Nevada corporation, will become an independent, publicly traded company and will hold, through its subsidiaries, the assets and liabilities of the Bagger restaurant business.

The Separation is subject to conditions as described in the enclosed information statement. Subject to the satisfaction or waiver of these conditions, the Separation will be completed by way of a pro rata distribution of all the outstanding shares of Bagger common stock to DRH’s stockholders of record as of 5:00 p.m., Eastern time, on November 23, 2016, the distribution record date (the “Distribution”). Each DRH stockholder of record will receive one share of Bagger common stock for every share of DRH common stock, par value $.0001 held by such stockholder on the record date. The distribution of these shares will be made in book-entry form, which means that no physical share certificates will be issued. At any time following the Distribution, stockholders may request that their shares of Bagger common stock be transferred to a brokerage or other account. No fractional shares of Bagger common stock will be issued. Any shareholder entitled to a fractional share will have that fraction rounded up to a whole share.

For U.S. federal income tax purposes, the Distribution of the Bagger common stock is expected to be tax-free to DRH and to you.

The Distribution does not require DRH stockholder approval, nor do you need to take any action to receive your shares of Bagger common stock. DRH’s common stock will continue to trade on the NASDAQ under the ticker symbol “SAUC.” Bagger expects to have its shares of common stock cleared for trading by FINRA and then to have its shares traded on the over the counter market.

The enclosed information statement, which we are mailing to all DRH stockholders, describes the Separation in detail and contains important information about Bagger, including its historical Combined Financial Statements. We urge you to read this information statement carefully.

We want to thank you for your continued support of DRH.

Sincerely,

David Burke

President

Diversified Restaurant Holdings, Inc.